EXHIBIT 16.1

October 6, 2010

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Ghost Technology, Inc.
File Reference No. 00-31705

We were previously the independent registered public accounting firm for Ghost Technology, Inc. and under the date of August 13, 2010 except for Note 4(A), as to which the date is August 19, 2010, we reported on the financial statements of Ghost Technology, Inc. for the years ended June 30, 2010 and 2009.

On September 30, 2010, the Company dismissed us as its independent registered public accounting firm.  We have read Ghost Technology, Inc.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,
Berman & Company, P.A.

Boca Raton, Florida